National Securities Corporation

410 Park Avenue, 14th Floor

New York, NY 10022

July 29, 2015

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Aqua Metals, Inc.
Registration Statement on Form S-1
File No. 333- 204826

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, National Securities Corporation, as underwriter of the proposed public offering of shares of Common Stock of Aqua Metals, Inc., distributed copies of the Preliminary Prospectus dated July 20, 2015 as follows:

(1)	125 copies to institutions;

(2)	25 copies to FINRA members; and

(3)	150 copies to individual investors.

We have been informed by participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus dated July 20, 2015 have been distributed to all persons to whom it is expected confirmations of a sale will be sent; and we likewise so distributed copies to all customers of ours.

We have adequate capital to underwrite a “firm commitment.”

Very truly yours,

NATIONAL SECURITIES CORPORATION

By:	/s/ Jonathan C. Rich
Name: Jonathan C. Rich
Title: EVP – Head of Investment Banking